UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                              BIO-PLEXUS, INC.
--------------------------------------------------------------------------
                              (Name of Issuer)

                        COMMON STOCK (NO PAR VALUE)
--------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 09057C 106
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                               (CUSIP Number)

      KENNETH MAIMAN, ESQ.                  ROBERT C. SCHWENKEL, ESQ.
   APPALOOSA MANAGEMENT L.P.         FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
  26 MAIN STREET, FIRST FLOOR                   ONE NEW YORK PLAZA
       CHATHAM, NJ 07928                        NEW YORK, NY 10004
         (973) 701-7000                           (212) 859-8000
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        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                              OCTOBER 21, 1999
--------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  09057C 106

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          APPALOOSA MANAGEMENT L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                2,500,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              2,500,000

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,500,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.5%

14  TYPE OF REPORTING PERSON*

          PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No.  09057C 106

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          DAVID A. TEPPER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                2,500,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              2,500,000

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,500,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.5%

14  TYPE OF REPORTING PERSON*

          IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This statement on Schedule 13D relates to shares of the common stock, no par value (the "Common Stock"), of Bio-Plexus, Inc., a Connecticut corporation (the "Company"). The principal executive offices of the Company are located at 129 Reservoir Road, Vernon, Connecticut 06066.


ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          This statement on Schedule 13D is being filed by Appaloosa Management L.P., a Delaware limited partnership (the "Manager"), and David
A. Tepper ("Mr. Tepper" and together with the Manager, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing
Agreement, dated as of October 29, 1999, a copy of which is attached hereto as Exhibit 1.

          The general partner of the Manager is Appaloosa Partners Inc., a Delaware corporation, of which Mr. Tepper is the sole stockholder and President.

          The Manager is the general partner of Appaloosa Investment Limited Partnership I, a Delaware limited partnership ("Appaloosa"). The Manager acts as an investment adviser to Appaloosa, Palomino Fund Ltd., a British Virgin Islands corporation ("Palomino"), and Tersk LLC, a Delaware limited liability corporation ("Tersk"). The address of the principal business and principal office of the Manager, Appaloosa and Tersk is 26 Main Street, 1st Floor, Chatham, New Jersey 07928. The business address of Mr. Tepper is 26 Main Street, 1st Floor, Chatham, New Jersey 07928. The address of the principal business and principal office of Palomino is c/o Trident Trust Company (Cayman) Ltd., 1 Capital Place, P.O. Box 847, Grand Cayman, Cayman Islands. Appaloosa, Palomino and Tersk are sometimes referred to herein collectively as the "Purchasers".

          During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Tepper is a citizen of the United States.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
          CONSIDERATION.
          -----------------------------------

          As more fully described in Items 4 and 6 hereof, the Warrants (as defined in Item 4 hereof) were issued to the Purchasers on October 21, 1999 in connection with acquisition by Appaloosa of a 7.5% Senior Secured Note issued by the Company in the aggregate principal amount of $3,000,000 (the "Bridge Note") and the transactions contemplated thereby (the "Bridge Financing").


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          On October 21, 1999, in connection with the Bridge Financing, the Company issued to the Purchasers warrants to purchase, in the aggregate, 1,000,000 shares of Common Stock with an exercise price of $3.00 per share, subject to adjustment as provided therein (the "$3 Warrants"), and warrants to purchase, in the aggregate, 1,500,000 shares of Common Stock with an exercise price of $5.00 per share, subject to adjustment as provided therein (the "$5 Warrants" and together with the $3 Warrants, the "Warrants"). In addition, upon the terms and subject to the conditions set forth in the Bridge Note and the Convertible Note Purchase Agreement to be entered into by the Purchasers and the Company (the "Convertible Note Purchase Agreement") in connection with the Rollover Transactions (as defined below), it is contemplated that the Purchasers (and/or certain affiliates of the Purchasers) will acquire (i) Zero Coupon Secured Convertible Notes of the Company (the "Convertible Notes") in the aggregate principal amount of $24,204,486 (if such Convertible Notes are held to maturity), (ii) warrants to purchase, in the aggregate, 1,500,000 shares of Common Stock with an exercise price of $7.00 per share (the "Rollover Warrants") and (iii) 250,000 shares of Common Stock at a price per share of $3.00 (the "Rollover Shares") for an aggregate cash purchase price of approximately $17,500,000 (the transactions contemplated by (i), (ii) and (iii) above, the "Rollover Transactions"). The closing of the Rollover Transactions (the "Rollover Closing") is expected to occur on or before December 31, 1999. The Bridge Note, the $3 Warrants, the $5 Warrants and the forms of the Convertible Note Purchase Agreement and the Rollover Warrants are attached hereto as exhibits 2 through 6 respectively and are incorporated in and made a part of this Schedule 13D in their entirety by this reference.

          The purpose of the acquisition of the Bridge Note and the Warrants is to provide the Company with interim financing until the Rollover Closing and to obtain an equity interest in the Company. The purpose of the Rollover Transactions is to provide the Company with additional financing and to increase the Reporting Persons' equity interest in the Company.

Convertible Note Purchase Agreement
-----------------------------------

          The Convertible Note Purchase Agreement contemplates that the Company will expand the size of its board of directors (the "Board of Directors") from five to seven members and cause two persons designated by the holders of the Convertible Notes (each such person, a "Purchaser Designee") to be appointed to the Board of Directors to fill the vacancies created by such expansion, and that a Purchaser Designee will be appointed to (i) each present and future committee of the Board of Directors, (ii) the board of directors or governing body of any future subsidiary of the Company (a "Subsidiary Board") and (iii) each Committee of such Subsidiary Board. In addition, the holders of the Convertible Notes will be entitled to designate a non-voting observer to attend and participate in (but not to vote at) all meetings of the Board of Directors, committees of the Board of Directors, each Subsidiary Board and each committee of such Subsidiary Board.

          The Convertible Note Purchase Agreement further contemplates that the Company may hire an additional key officer to fill one of the senior executive positions (to be approved by the Board of Directors, which approval is required to include the affirmative vote of each of the Purchaser Designees) promptly following the Rollover Closing. The Convertible Note Purchase Agreement also provides that without the approval of the Board of Directors, which approval shall include the affirmative vote of each of the Purchaser Designees, the Company will not make any change in, or appointment of, key executive officers of the Company, including, without limitation, the Chief Executive Officer, the Chief Financial Officer, Executive Vice President of Marketing, Vice President of International Business Development, Chief Operating Officer, General Counsel or similar positions.

          Accordingly, if the Rollover Transactions are consummated, it is expected that the Reporting Persons will be in a position to influence the management and policies of the Company through representation on the Board of Directors and the other rights described above.

Registration Rights Agreement
-----------------------------

          Pursuant to the Bridge Note, in the event that approval of the Rollover Transactions by the stockholders of the Company ("Stockholder Approval") is not obtained on or prior to December 31, 1999, or in the event that the Rollover Closing has not occurred on or prior to the date which is five business days after receipt of Stockholder Approval, the Purchasers and the Company will enter into a Registration Rights Agreement relating to the shares of Common Stock issuable upon exercise of the Warrants (the "Registration Rights Agreement"). The Registration Rights Agreement is attached as Exhibit 7 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by this reference. Pursuant to the Registration Rights Agreement, the Company will grant the Purchasers the right, subject to certain limitations and restrictions, (i) to require the Company at the request of the Purchasers on two separate occasions to effect a registration of shares of Common Stock held by the Purchasers under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), and (ii) to require the Company to include shares of Common Stock then held by the Purchasers (on a pro rata basis with other participating selling stockholders) in any other registration by the Company of Common Stock under the Securities Act. The Company is required to pay certain expenses of the Purchasers in connection with such registrations as provided in the Registration Rights Agreement.

Rollover Registration Rights Agreement
--------------------------------------

          The Bridge Note contemplates that the Purchasers and the Company will enter into a Registration Rights Agreement at the Rollover Closing (the "Rollover Registration Rights Agreement"). The form of the Rollover Registration Rights Agreement is attached as Exhibit 8 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by this reference. Pursuant to the Rollover Registration Rights Agreement, the Company will grant the Purchasers the right, subject to certain limitations and restrictions, (i) to require the Company at the request of the Purchasers on three separate occasions to effect a registration of shares of Registrable Securities (as defined therein) held by the Purchasers under the Securities Act, and (ii) to require the Company to include shares of Registrable Securities then held by the Purchasers (on a pro rata basis with other participating selling stockholders) in any other registration by the Company of Common Stock under the Securities Act. The Company is required to pay certain expenses of the Purchasers in connection with such registrations as provided in the Rollover Registration Rights Agreement.

Other Plans and Proposals
-------------------------

          While the Reporting Persons do not have any current plans to sell any of the securities acquired pursuant to the Bridge Financing or to be acquired at the Rollover Closing, the Reporting Persons may determine, based on market and general economic conditions, the business affairs and financial condition of the Company, the market price of the Common Stock and other factors deemed relevant by them, to sell some or all of such securities or to purchase additional securities of the Company.

          Except as otherwise described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Exchange Act.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          As more fully described in Item 6 hereof, in connection with the Bridge Financing the Manager acquired (i) for the account of Appaloosa, a $3 Warrant to purchase 438,500 shares of Common Stock and a $5 Warrant to purchase 657,750 shares of Common Stock, (ii) for the account of Palomino, a $3 Warrant to purchase 489,500 shares of Common Stock and a $5 Warrant to purchase 734,250 shares of Common Stock and (iii) for the account of Tersk, a $3 Warrant to purchase 72,000 shares of Common Stock and a $5 Warrant to purchase 108,000 shares of Common Stock.

          Accordingly, as of the date hereof, Appaloosa, Palomino and Tersk each hold warrants to acquire 1,096,250, 1,223,750 and 180,000 shares of Common Stock, respectively (or 2,500,000 in the aggregate).

          (a) As a result of the acquisition of the Warrants, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 2,500,000 shares of Common Stock, which constitute approximately 15.5% of the issued and outstanding Common Stock.

          Upon the consummation of the Rollover Transactions, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 12,318,162 shares of Common Stock, which will constitute approximately 47.4% of 25,961,470 shares of Common Stock deemed to be outstanding for this purpose, based upon the Company's representations and warranties in the Bridge Note that 13,643,308 shares of Common Stock are currently outstanding. Because the acquisition of such securities is subject to the satisfaction or waiver of certain conditions contained in the Bridge Note and the Convertible Note Purchase Agreement, the satisfaction or waiver of which are not within the control of the Reporting Persons, the Reporting Persons hereby expressly disclaim any beneficial ownership in any securities of the Company the Purchasers may acquire at the Rollover Closing.

          (b) Taking into account the exercise of the Warrants for shares of Common Stock, each of the Manager and Mr. Tepper may be deemed to have the sole voting and dispositive power with respect to 2,500,000 shares of Common Stock.

          Following the Rollover Closing, and assuming the conversion of the Convertible Notes into shares of Common Stock and the exercise of the Rollover Warrants for shares of Common Stock, each of the Reporting Persons may be deemed to have the sole voting and dispositive power with respect to 12,318,162 shares of Common Stock.

          (c) Except as described in this Schedule 13D, neither of the Reporting Persons have effected any transactions in the Common Stock during the sixty days preceding the date of this Schedule 13D.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          --------------------------------------------------------

          The responses set forth in Items 4 and 5 of this Schedule 13D are incorporated herein by this reference in their entirety.

          On October 21, 1999, the Company issued the Bridge Note to Appaloosa. The Bridge Note matures on the earlier of December 31, 1999 or the consummation of the Rollover Transactions. The Bridge Note may be prepaid, without premium or penalty, in whole or in part by the Company. The Bridge Note contains representations and warranties and customary events of default, as well as certain covenants of the Company including limitations on indebtedness, encumbrances, dividends, stock issuances and additional offerings of securities and the requirement to operate the business of the Company in accordance with a business plan approved by Appaloosa. In addition, under the Bridge Note the Company is required, as promptly as practicable after October 21, 1999 but in no event later than December 31, 1999, to convene a meeting of its stockholders for the purpose of obtaining Stockholder Approval, and to file a proxy statement with the Securities Exchange Commission in connection therewith.

          In addition to Stockholder Approval, the consummation of the Rollover Transactions is subject to the satisfaction or waiver of certain customary conditions to closing, including there having been no enactment, issuance, promulgation, enforcement or entering into of any law by a governmental entity that effects or has the effect of making any of the Rollover Transactions illegal or otherwise restraining or prohibiting such transactions. In the event that a governmental entity shall determine that any of the transactions contemplated by the Rollover Transactions violate any applicable rules or regulations of such governmental entity, Appaloosa may, at its sole discretion, either (i) abandon the Rollover Transactions or (ii) modify the structure of the Rollover Transactions in a manner to comply with such rule or regulation.

          Pursuant to the Bridge Note, in the event that the Rollover Transactions are not consummated for any reason whatsoever, Appaloosa is entitled to (i) payment of its costs and expenses in connection with the Bridge Financing and the Rollover Transactions, (ii) payment of principal and interest under the Bridge Note (and default interest, if applicable) and (iii) the execution of the Registration Rights Agreement by the Company as more fully described in Item 4 hereof.

          In connection with the Bridge Financing and the transactions contemplated thereby, on October 21, 1999, the Company issued to the Purchasers the $3 Warrants and the $5 Warrants. The $3 Warrants contain customary provisions, including anti-dilution protection. The $3 Warrants may be exercised by payment of the exercise price in cash. The $3 Warrants provide that upon the earlier of (i) the Rollover Closing and (ii) October 21, 2000, the exercise price will be increased from $3.00 to $5.00 (as appropriately adjusted to give effect to any anti-dilution adjustments made to the exercise price prior to the occurrence of any increase in the exercise price as provided therein). Under certain circumstances, the Company may redeem the $3 Warrants in whole or in part.

          The $5 Warrants contain customary provisions, including anti-dilution protection. The $5 Warrants may be exercised by (i) payment of the exercise price in cash or (ii) cashless exercise through the tendering of a portion of the Bridge Note, Convertible Notes or the $5 Warrants (in the amounts prescribed in the $5 Warrants). The $5 Warrants provide that upon the earlier of (i) the Rollover Closing and (ii) October 21, 2000, the exercise price will be increased from $5.00 to $7.00 (as appropriately adjusted to give effect to any anti-dilution adjustments made to the exercise price prior to the occurrence of any increase in the exercise price as provided therein).

          In order to secure the obligations of the Company under the Bridge Note, the Company and Appaloosa entered into the Security Agreement, dated as of October 21, 1999 (the "Security Agreement"), pursuant to which the Company granted to Appaloosa a first priority interest and lien on all of the assets (other than real property) of the Company. The Security Agreement is attached as Exhibit 9 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by this reference.

          Other than as set forth in this Item 6 and Items 3, 4, and 5 above, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, and none of the securities as to which this Schedule 13D relates is pledged or is otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------


     Exhibit 1   --   Joint Filing Agreement
     Exhibit 2   --   Bridge Note
     Exhibit 3   --   Form of $3 Warrant
     Exhibit 4   --   Form of $5 Warrant
     Exhibit 5   --   Form of Convertible Note Purchase Agreement
     Exhibit 6   --   Form of Rollover Warrants
     Exhibit 7   --   Registration Rights Agreement
     Exhibit 8   --   Form of Rollover Registration Rights Agreement
     Exhibit 9   --   Security Agreement

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 29, 1999



                                     Appaloosa Management L.P.
                                     By:  Appaloosa Partners Inc.,
                                          Its General Partner


                                     By:  /s/David A. Tepper
                                          ---------------------------
                                          David A. Tepper
                                          President





                                          /s/David A. Tepper
                                          ---------------------------
                                          David A. Tepper

                               EXHIBIT INDEX


     Exhibit 1   --   Joint Filing Agreement
     Exhibit 2   --   Bridge Note
     Exhibit 3   --   Form of $3 Warrant
     Exhibit 4   --   Form of $5 Warrant
     Exhibit 5   --   Form of Convertible Note Purchase Agreement
     Exhibit 6   --   Form of Rollover Warrant
     Exhibit 7   --   Registration Rights Agreement
     Exhibit 8   --   Form of Rollover Registration Rights Agreement
     Exhibit 9   --   Security Agreement